FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of the Securities Exchange Act of 1934

For the Month of May 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated May 1, 2006 announcing that Registrant will release its first quarter 2006 financial results on Wednesday, May 10, 2006 following which Registrant will host a conference call at 9:00 AM EST.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 1st, 2006

Gilat’s First Quarter 2006 Conference Call and Webcast Scheduled for May 10, 2006

Petah Tikva, Israel, May 1, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it will release its first quarter 2006 financial results on Wednesday, May 10, 2006.

Following the earnings announcement, Gilat will host a conference call at 9:00 AM EDT. Participants from the U.S. or Canada may dial in at (800) 743-4271 and international/local participants may dial in at (706) 679-0727. You may access the live webcast through the Company’s website at www.gilat.com.

A replay of the call will be available beginning at approximately 10:00 AM EDT, May 10, 2006 until May 17, 2006 at 11.59 PM. To listen to the replay, for US/Canada participants, please call (800) 642-1687, for international/local participants, please call (706) 645-9291. To access the live call and the replay, users will need to enter the following code: 8337007. The call will be archived for a period of 90 days.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators; (ii) Spacenet Inc, in North America, which provides managed services for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com

Investor Contacts:

USA
Andrea Priest
The Global Consulting Group (GCG)
Tel: +1 (646) 284 9425; e-mail: apriest@hfgcg.com

Israel
Noam Tepper
Financial Access
tel: +972 (3) 757 5081; e-mail: noamt@faccess.co.il